MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

September 5, 2007

3.	News Release

A news release dated September 5, 2007, disclosing in detail the material summarised in this material change report was disseminated through the facilities of MarketWire (Canada and U.S. disclosure package) on September 5, 2007 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On September 5, 2007, TransGlobe announced the signing of a binding purchase and sale agreement to acquire two privately held companies, holding interests in eight development leases and associated infrastructure in the West Gharib Concession area in the Arab Republic of Egypt.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

September 5, 2007

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ACQUIRES PRODUCING
FIELDS IN EGYPT FOR US$59 MILLION; ASSUMES OPERATION OF EIGHT
DEVELOPMENT LEASES WITH 24 PRODUCING WELLS

CALGARY, Alberta, (Market Wire) Wednesday, September 5, 2007 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; AMEX symbol "TGA") announced today the signing of a binding purchase and sale agreement to acquire two privately held companies, holding interests in eight development leases and associated infrastructure in the West Gharib Concession area in the Arab Republic of Egypt.

The transaction highlights include:

  US$59 million all-cash deal, effective July 1, 2007, with operatorship of seven fields with 24 producing wells; funded through an expanded credit facility
  Immediately accretive to cash flow from operations and net income
  Working interest production and reserves:
    1,500 Bopd; 3.24 million barrels (“MMBbls”) proved reserves; 6.30 MMBbls proved plus probable reserves
  TransGlobe will pay approximately US$39,333 per producing barrel of oil for the assets, or $9.37 per proved and probable barrel of oil
  Increases TransGlobe’s daily production 27% effective with the fourth quarter 2007. The Company estimates pro-forma fourth quarter 2007 production will exceed 7,000 barrels of oil equivalent (Boepd)*
  Pro forma proved reserves increase 35%, proved plus probable reserves will increase 54%
  44,000 gross acres in eight development leases
  Adds more than 30 drill-ready development locations that TransGlobe plans to drill during the next 24 months
  Exploitation and development projects yielding additional upside
  Operations can be integrated with TransGlobe’s existing Cairo regional office
  A map showing the purchased acreage can be found on TransGlobe’s web site http://www.trans-globe.com/s/westgharib.asp.

West Gharib, Egypt (45% to 70% operated working interest)
TransGlobe Petroleum International Inc., a wholly owned subsidiary of TransGlobe Energy Corporation, has entered into a binding purchase and sale agreement to acquire all the shares of Dublin International Petroleum (Egypt) Limited and Drucker Petroleum Inc. from Tanganyika Oil (Bermuda) I Ltd. for US$59 million, plus working capital adjustments, effective July 1, 2007. Dublin and Drucker together hold a 70% working interest in one development lease and a 45% working interest in seven additional development leases comprising the West Gharib Production Sharing Concession (“PSC”). Dublin International Petroleum (Egypt) operates the West Gharib Concession Agreement, and TransGlobe will assume operatorship at the closing of the transaction.

The West Gharib PSC is located onshore in the western Gulf of Suez rift basin of Egypt. Major oil and gas discoveries have been made in this prolific basin. To date eight billion barrels of oil and five trillion cubic feet of gas have been discovered. The eight approved West Gharib development leases encompass 178 square kilometers (approximately 44,059 acres) and are valid for 20 years. Modern 3-D seismic covers the majority of the development leases. One additional development lease is currently awaiting approval by the Egyptian General Petroleum Corporation (“EGPC”).

Continued

Current gross oil production from the eight development leases is approximately 3,000 Bopd. Dublin and Drucker’s combined working interest share of production is approximately 1,500 Bopd (approximately 750 net Bopd after the production sharing split with the Government of Egypt). There are seven oil fields on the lands which are producing from 24 wells. The oil produced ranges from 16 degrees API to 26 degrees API and is currently trucked 15 kilometers to the Ras Gharib terminal. Independent reserve auditors have assessed Dublin and Drucker’s share of the eight leases to contain 3.24 MMBbls of working interest proved reserves and 6.30 MMBbls of working interest proved plus probable reserves. This acquisition will increase TransGlobe’s reserves by approximately 35% for Proved and by 54% for Proved plus Probable.

TransGlobe intends to fund the acquisition with an expanded credit facility. A working capital adjustment comprised of cash, inventory and receivables (less payables) of approximately US$11.0 million will bring the total cost of the acquisition to US$70.0 million. It is expected that closing will occur in the fourth week of September, 2007 with an effective date of July 1, 2007 and is subject to standard and customary closing conditions. TransGlobe makes no assurances that it will successfully close the transaction.

Management’s Comments
Ross Clarkson, President & CEO said: “The acquisition of the West Gharib producing properties fits with the Company’s strategy of expanding its interests in the Middle East as operator. The acquisition metrics are attractive at US$39,333 per producing barrel and US$18.21 per proved or US$9.37 per proved plus probable barrel. In addition, the West Gharib Development leases include over 30 identified development drilling locations as well as additional exploitation and exploration potential. TransGlobe intends to proceed aggressively with developing the full potential of the discovered fields.”

About TransGlobe Energy
TransGlobe Energy is a growth-oriented international energy company engaged in the exploration, development and production of crude oil and natural gas in the Republic of Yemen, the Arab Republic of Egypt and Alberta, Canada. TransGlobe holds interests in over 1.34 million gross acres in Yemen (368,000 net acres) and 5.5 million acres in Egypt (2.7 million net acres). Financially strong, TransGlobe has reported seven consecutive years of net income.

Cautionary Statement to Shareholders
This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

*The calculations of barrels of oil equivalent ("Boe") are based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil. Boe may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

TRANSGLOBE ENERGY CORPORATION s/s Ross Clarkson Ross G. Clarkson President & C.E.O.	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
                                       - or -
Lloyd W. Herrick, Vice President & C.O.O.

Executive Offices:
#2500, 605 – 5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264 9888 Fax: (403) 264-9898
Website:    http://www.trans-globe.com
E-mail:        trglobe@trans-globe.com